As filed with the Securities and Exchange Commission on August 16, 2021

1933 Act Registration No. 333-258685

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-14

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

[X]	Pre-Effective	[ ]	Post-Effective
	Amendment No. 1		Amendment No.

F/m Funds Trust

(Exact Name of Registrant as Specified in Charter)

(513) 587-3400

Area Code and Telephone Number

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

Linda J. Hoard, Esq.

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(Name and Address of Agent for Service)

Copies to:

John L. Chilton, Esq.

Sullivan & Worcester LLP

1666 K Street, N.W.

Washington, D.C. 20006

Arie J. Heijkoop, Esq.

Sullivan & Worcester LLP

1666 K Street, N.W.

Washington, D.C. 20006

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered: Investor Class and Institutional Class shares of beneficial interest, no par value per share, of the Registrant’s F/m Investments Large Cap Focused Fund.

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s initial Registration Statement on Form N-14 (File No. 333-258685) that was filed with the Commission on August 10, 2021. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial registration Statement on Form N-14 (File No. 333-258685) under the Securities Act of 1933, as filed with the Commission on August 10, 2021.

SIGNATURES

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the District of Columbia on the 16th day of August, 2021.

F/m Funds Trust

By: /s/ Alexander Morris

Name: Alexander Morris

Title: President

As required by the Securities Act of 1933, the following persons have signed this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 in the capacities indicated on the 16th day of August, 2021.

Signatures	Title

/s/ Alexander Morris	President and Trustee (Principal Executive Officer)
Alexander Morris

/s/ Theresa M. Bridge	Treasurer (Chief Financial Officer
Theresa M. Bridge	and Principal Financial Officer)

*	Trustee
Debra L. McGinty-Poteet

*	Trustee
E. Keith Wirtz

*	Trustee
John R. Hildebrand

* By: /s/ Alexander Morris

Alexander Morris

Attorney-in-fact, pursuant to powers of attorney.